Exhibit 99.1

Investor and Media Contacts:

The IGB Group

Bryan Degnan

646-673-9701

or

Leon Berman

212-477-8438

Global Ship Lease Reports Results for the Fourth Quarter of 2022

Significant contract cover, interest rate risk fully hedged, sustainable quarterly dividend of

$0.375 per Common Share

LONDON, ENGLAND - March 1, 2023 - Global Ship Lease, Inc. (NYSE: GSL) (the “Company”, “Global Ship Lease” or “GSL”), an owner of containerships, announced today its unaudited results for the three months and year ended December 31, 2022.

Full Year and Fourth Quarter 2022 Highlights

•

Reported operating revenue of $165.0 million for the fourth quarter 2022, an increase of 7.5% on operating revenue of $153.5 million for the prior year period. For the year ended December 31, 2022, operating revenue was $645.6 million, up 44.1% from $448.0 million for the prior year.

•

Reported net income available to common shareholders of $72.6 million for the fourth quarter of 2022, an increase of 9.8% on net income of $66.1 million for the prior year period. Normalized net income (a non-U.S. GAAP financial measure, described below) for the same period was $77.3 million, up 16.9% on Normalized net income of $66.1 million for the prior year period.

•

For the year ended December 31, 2022, net income available to common shareholders was $283.4 million, an increase of 73.7% on net income of $163.2 million for the prior year. Normalized net income for the year was $298.2 million, an increase of 74.7% on Normalized net income for the prior year of $170.7 million.

•

Generated $100.0 million of Adjusted EBITDA (a non-U.S. GAAP financial measure, described below) for the fourth quarter of 2022, up 28.2% on Adjusted EBITDA of $78.0 million for the prior year period. Adjusted EBITDA for the year ended December 31, 2022 was $398.3 million, up 68.6% on Adjusted EBITDA of $236.3 million for the prior year.

•

Earnings per share for the fourth quarter of 2022 was $2.01, up 9.2% on earnings per share of $1.84 for the prior year period. Normalized earnings per share (a non-U.S. GAAP financial measure, described below) for the fourth quarter of 2022 was $2.14, up 16.3% on Normalized earnings per share of $1.84 for the prior year period. Earnings per share for the year ended December 31, 2022 was $7.74, up 66.5% on earnings per share of $4.65 for the prior year. Normalized earnings per share for the year ended December 31, 2022 was $8.15, up 67.7% on Normalized earnings per share of $4.86 for the prior year.

•

Declared a dividend of $0.375 per Class A common share for the fourth quarter of 2022 to be paid on March 6, 2023 to common shareholders of record as of February 22, 2023. Paid a dividend of $0.375 per Class A common share for the first quarter of 2022 on June 2, 2022, paid a dividend of $0.375 per Class A common share for the second quarter of 2022 on September 2, 2022 and paid a dividend of $0.375 per Class A common share for the third quarter of 2022 on December 2, 2022.

•

Between October 1, 2022 and February 28, 2023, added $21.7 million of firm contracted revenues to forward charter cover, with the addition of new short term charter fixtures or extensions on four feeder ships. Between January 1, 2022 and February 28, 2023, and including the above, a total of 19 charters, added $938.8 million of firm contracted revenues. Included are 11 forward fixtures of four to seven years duration each (one 8,600 TEU ship, six 6,900 TEU ships, and four 4,000 - 4,250 ships), one prompt fixture of just over three years for a 2,200 TEU feeder, two fixtures of just over one year for two 2,200 - 2800 TEU ships, two fixtures of below one year for two 2,200 - 2800 TEU ship and charter-extension options of 12 months each exercised by the charterers on three ships of 5,900 – 7,800 TEU.

•

Continued to utilize the $40.0 million authorization (the “Buy-back Authorization”) for opportunistic share repurchases, repurchasing a total of 582,178 Class A common shares during January 2023 for a total investment of 10.0 million. Re-purchase prices ranged between $16.12 and $18.17 per common share, with an average price of $17.16. A total of 1,642,818 Class A common shares have been repurchased under the Buy-back Authorization, for approximately $30.0 million, with approximately $10.0 million of capacity remaining.

•	In February 2023, agreed to sell GSL Amstel, a 1,100 TEU feeder and non-core asset with imminent special survey and dry-docking requirements, for approximately book value.

•

On December 29, 2022 entered into a new At Market Issuance Sales Agreement (the “ATM Agreement”) with B.Riley Securities, Inc (the “Agent”) under which we may offer and sell up to $150.0 million of our Depositary Shares (the “Depositary Shares”), each of which represents 1/100th of one share of our 8.75% Series B Cumulative Redeemable Perpetual Preferred Stock, par value $0.01 per share, with a liquidation preference of $2,500.00 per share (equivalent to $25.00 per Depositary Share) (the “Series B Preferred Shares”) (NYSE:GSL-B). This new ATM Agreement terminated and replaced, in its entirety, the former at-the-market program that we had in place with the Agent for the Depositary Shares. As of the date of this press release, no sales had occurred under the ATM Agreement.

•	Between July 14, 2022 and August 1, 2022 the Company’s corporate family credit ratings were improved by Moody’s, from B1 / Stable to B1 / Positive, and by S&P Global, from BB- / Stable to BB / Stable.

•

On July 15, 2022, completed the full redemption of the 8.00% Senior Unsecured Notes due 2024 (the “2024 Notes”) of $89.0 million aggregate principal amount at a price of 102.00% of the principal amount plus accrued and unpaid interest, up to but not including, the redemption date. Previously, on April 5, 2022, completed the partial redemption of $28.5 million principal amount of the 2024 Notes at a price equal to 102.00% of the principal amount plus accrued and unpaid interest.

•

On June 16, 2022, an indirect wholly-owned subsidiary of the Company closed the private placement of $350.0 million of privately rated investment grade 5.69% Senior Secured Notes due 2027 (the “2027 Secured Notes”) to a limited number of accredited investors. Pricing on June 1, 2022 was based on the 3.2-year Interpolated US Treasury Yield (ICUR3.2) plus a spread of 2.85%. A portion of the net proceeds was used to repay the remaining outstanding balance of the Hayfin Facility, which bore interest at LIBOR + 7.00%, and the outstanding balance of the Hellenic Facility, which bore interest at LIBOR + 3.90%, resulting in five unencumbered ships. The remaining net proceeds were used to redeem all of the outstanding 2024 Notes in July 2022 and for general corporate purposes.

•

On May 12, 2022, announced the investment and participation in a carbon capture initiative led by Aqualung Carbon Capture AS (“Aqualung”), an innovator in carbon dioxide capture and separation technology, alongside other industry leaders in shipping, energy generation and infrastructure, and lithium production. The Company was invited to invest in Aqualung and to pool its technical expertise to support the application of Aqualung’s carbon capture solution to the maritime sector, with a particular focus on the development of containerized carbon capture units to be retrofit-able to containerships and other seagoing vessels.

•

In February 2022, entered into USD 1-month LIBOR interest rate caps of 0.75% through the fourth quarter of 2026 on $507.9 million of floating rate debt, which reduces over time as debt amortizes and represented the remaining balance of the outstanding floating rate debt, after entering a similar interest rate cap in December 2021, on $484.1 million of floating rate debt, which also reduces over time, to fully hedge floating rate debt.

•

In January 2022, agreed an amendment to the existing $268.0 million Syndicated Senior Secured Credit Facility with an outstanding balance of $213.2 million, to extend the maturity date from September 2024 to December 2026, favorably amend certain covenants, and release three vessels from the facility’s collateral basket, at an unchanged rate of LIBOR + 3.00%. The three vessels were subsequently used as collateral for a new $60.0 million syndicated senior secured debt facility, maturing in July 2026 and bearing interest at LIBOR + 2.75%, which was used to fully repay our 10.00% Blue Ocean junior debt facility and for general corporate purposes.

George Youroukos, Executive Chairman of Global Ship Lease stated: “While 2022 started strongly, macro headwinds and negative sentiment subsequently put pressure on consumer demand and thus on the container shipping industry. Despite the downward pressure this is exerting on both charter rates and asset values Global Ship Lease has continued to make important financial, commercial, and strategic progress – including active cooperation with our charterers to improve vessel efficiency and reduce emissions – that will serve the Company well for the long term. Our scale, relationships throughout the industry, and high-quality fleet have enabled us to remain consistently active in fixing vessels at profitable rates. During the course of 2022 and year-to-date 2023, we have added almost $940 million of contracted revenues, bringing our total contracted revenue as at year-end to $2.1 billion over an average of 2.7 years. Throughout the peak period, we maintained a long-term, through-the-cycle orientation, taking steps to maximize overall earnings while minimizing residual risk. Notwithstanding our excellent financial position and strong long-term contracted cash flows, which gives us the option to be an acquirer, we have remained disciplined in the face of the market exuberance and elevated asset values of the last 18 months or so. However, with the market now normalizing, we expect that there may be additional opportunities to create shareholder value through acquisitions.”

Ian Webber, Chief Executive Officer, commented: “Throughout 2022, we strengthened our balance sheet; this will serve the Company well throughout the cycle, but especially in the current uncertain macro-economic environment. Building upon the opportunities afforded by our extensive charter coverage and significantly increased earnings and cash flow, we have reduced our average cost of debt to 4.53%, have no material re-financing requirements before 2026, have fully hedged our floating rate debt through 2026, and have subsequently seen our corporate credit ratings improve to B1 / Positive and BB / Stable, all while paying an attractive quarterly dividend and making aggregate share buy-backs over the last 18 months or so of $40.0 million. We believe that this strong financial foundation positions us well to continue providing shareholders with a reliable dividend while continuing to allocate our capital dynamically to capture the best value-generating opportunities as they arise.”

SELECTED FINANCIAL DATA – UNAUDITED

(thousands of U.S. dollars)

	Three months ended December 31, 2022	Three months ended December 31, 2021	Year ended December 31, 2022	Year ended December 31, 2021
Operating Revenue (1)	165,022	153,529	645,645	447,954
Operating Income	85,134	82,197	354,185	237,517
Net Income (2)	72,621	66,095	283,389	163,232
Adjusted EBITDA (3)	99,986	77,956	398,350	236,333
Normalized Net Income (3)	77,277	66,095	298,247	170,681

(1)

Operating Revenue is net of address commissions which represent a discount provided directly to a charterer based on a fixed percentage of the agreed upon charter rate and also includes the amortization of intangible liabilities. Brokerage commissions are included in “Time charter and voyage expenses” (see below).

(2)	Net Income available to common shareholders.
(3)

Adjusted EBITDA and Normalized Net Income are non-U.S. Generally Accepted Accounting Principles (“U.S. GAAP”) financial measures, as explained further in this press release, and are considered by Global Ship Lease to be a useful measure of its performance. For reconciliations of these non-U.S. GAAP financial measures to net income, the most directly comparable U.S. GAAP financial measure, please see “Reconciliation of Non-U.S. GAAP Financial Measures” below.

Revenue and Utilization

Operating revenue, primarily derived from fixed-rate, mainly long-term, time-charters was $165.0 million in the three months ended December 31, 2022, up $11.5 million (or 7.5%) on revenue of $153.5 million for the prior year period. The period-on-period increase in revenue was principally due to (i) an increase of 12 ownership days in fourth quarter of 2022 compared to same period in previous year, (ii) increased revenue from charter renewals at higher rates on nine vessels, and (iii) a decrease in planned offhire days from 367 in the fourth quarter of 2021 to 225 in the same quarter of 2022, partially offset by (i) an increase in unplanned offhire days from 62 in the fourth quarter of 2021 to 122 in the same quarter of 2022, (ii) $9.9 million reduction in the amortization of intangible liabilities arising on below-market charters attached to certain vessel additions, and (iii) $4.2 million reduction in the credit from straightlining the effect of timecharter modifications. The 225 days of planned offhire for drydockings in the fourth quarter of 2022 were attributable to four regulatory drydockings completed, while in the comparative period of 2021, the 367 days of planned offhire were mainly attributable to eight regulatory drydockings. There were 122 days of unplanned offhire in the fourth quarter of 2022 compared to 62 days in the fourth quarter of 2021. Utilization for the fourth quarter of 2022 was 94.2% compared to utilization of 92.0% in the same period of the prior year.

For the year ended December 31, 2022, revenue was $645.6 million, up $197.6 million (or 44.1%) on revenue of $448.0 million in the prior year, mainly due to (i) a 22.1% increase in ownership days due to the net acquisition of 22 vessels in 2021, resulting in 23,725 ownership days in 2022, compared to 19,427 in 2021, (ii) a decrease in planned off hire days from 752 in 2021 to 581 in 2022, and (iii) a decrease in idle time from 88 days in 2021 to 30 days in 2022, partially offset by an increase in unplanned offhire days from 260 in 2021 to 460 in 2022.

The table below shows fleet utilization for the three months ended December 31, 2022 and 2021, and for the years ended December 31, 2022, 2021, 2020 and 2019.

	Three months ended		Year ended
Days	December 31, 2022	December 31, 2021	Dec 31, 2022	Dec 31, 2021	Dec 31, 2020	Dec 31, 2019
Ownership days	5,980	5,968	23,725	19,427	16,044	14,326
Planned offhire - scheduled drydock	(225)	(367)	(581)	(752)	(687)	(537)
Unplanned offhire	(122)	(62)	(460)	(260)	(95)	(105)
Idle time	nil	(48)	(30)	(88)	(338)	(164)

Operating days	5,633	5,491	22,654	18,327	14,924	13,520
Utilization	94.2%	92.0%	95.5%	94.3%	93.0%	94.4%

Four drydockings to meet regulatory requirements were completed in the fourth quarter 2022 and, as of December 31, 2022, one was in progress. In 2023, ten regulatory drydockings are anticipated, three as scheduled and seven deferred from 2022 for commercial or operational reasons.

Vessel Operating Expenses

Vessel operating expenses, which are primarily the costs of crew, lubricating oil, repairs, maintenance, insurance and technical management fees, were up 4.6% to $45.6 million for the fourth quarter of 2022, compared to $43.6 million in the comparative period. The increase of $2.0 million was mainly due to (i) increased insurances due to higher insured values and (ii) increased crew expenses as salaries were higher primarily due to limited crew supply as a consequence of current container market conditions, worldwide inflation and higher crew travel expenses due to increased number of crew changes and higher airfare prices. The average cost per ownership day in the quarter was $7,619, compared to $7,308 for the prior year period, up $311 per day, or 4.3%.

For the year ended December 31, 2022, vessel operating expenses were $167.4 million, or an average of $7,058 per day, compared to $130.3 million in the comparative period, or $6,707 per day, an increase of $351 per ownership day, or 5.2%. The increase in daily operating expenses is mainly due to (i) increased crew expenses due to higher salaries and crew travel expenses, (ii) increased insurance costs due to higher insured assets values and (iii) increased lubricant expenses as a result of higher oil prices.

Time Charter and Voyage Expenses

Time charter and voyage expenses comprise mainly commission paid to ship brokers, the cost of bunker fuel for owner’s account when a ship is off-hire or idle and miscellaneous owner’s costs associated with a ship’s voyage. Time charter and voyage expenses were $6.6 million for the fourth quarter of 2022, compared to $4.8 million in the fourth quarter of 2021. The increase is mainly due to additional voyage administration costs, increased bunkering expenses due to higher off hire days and increased commissions on charter renewals at higher rates.

For the year ended December 31, 2022, time charter and voyage expenses were $21.2 million, or an average of $892 per day, compared to $13.1 million in the comparative period, or $674 per day, an increase of $218 per ownership day, or 32.3%. The increase was mainly due to increased ownership days – up 22% - from the net increase of the 22 vessels which were acquired in 2021, increased commissions on charter renewals at higher rates and additional voyage administration costs.

Depreciation and Amortization

Depreciation and amortization for the fourth quarter of 2022 was $20.7 million, compared to $19.2 million in the fourth quarter of 2021. The increase was mainly due to the 12 drydockings that were completed in 2022.

Depreciation and amortization for the year ended December 31, 2022 was $81.3 million, compared to $61.6 million in the comparative period, with the increase being due to the net acquisition of 22 vessels in 2021 and the 12 drydockings that were completed in 2022.

Impairment of vessel/Gain on sale of vessel

An impairment loss of $3.0 million was recorded in the fourth quarter of 2022 on one vessel, which subsequent to the year end we have agreed to sell. On June 30, 2021, the 2001-built, 2,272 TEU containership, La Tour, was sold for net proceeds of $16.5 million resulting in a gain of $7.8 million.

General and Administrative Expenses

General and administrative expenses were $4.0 million in the fourth quarter of 2022, compared to $3.7 million in the fourth quarter of 2021. The increase was mainly due to the non-cash effect of stock-based compensation expense due to vesting recorded in the fourth quarter of 2022. The average general and administrative expense per ownership day for the fourth quarter of 2022 was $682, compared to $618 in the comparative period, an increase of $64 or 10.4%.

For the year ended December 31, 2022, general and administrative expenses were $18.5 million, compared to $13.2 million in the comparative period mainly due to the non-cash effect of stock-based compensation expenses due to vesting recorded in 2022. The average general and administrative expense per ownership day for the year ended December 31, 2022 was $781, compared to $682 in the comparative period, an increase of $99 or 14.5%.

Adjusted EBITDA.

Adjusted EBITDA (a non-GAAP financial measure) was $100.0 million for the fourth quarter of 2022, up from $78.0 million for the fourth quarter of 2021, with the net increase being mainly due to increased revenue from charter renewals at higher rates.

Adjusted EBITDA for the year ended December 31, 2022 was $398.3 million, compared to $236.3 million for the comparative period, with the increase being due to the net acquisition of 22 vessels in 2021.

Interest Expense and Interest Income

Debt as at December 31, 2022 totaled $949.5 million, comprising $470.9 million of secured bank debt collateralized by vessels, $336.9 million of 2027 Secured Notes collateralized by vessels, and $141.7 million under sale and leaseback financing transactions. As of December 31, 2022, five of our vessels were unencumbered.

Debt as at December 31, 2021 totaled $1,085.6 million, comprising $789.7 million secured debt collateralized by vessels, $178.4 million under sale and leaseback financing transactions and $117.5 million of unsecured indebtedness on the 2024 Notes. As of December 31, 2021, none of our vessels were unencumbered.

Interest and other finance expenses for the fourth quarter of 2022 was $10.4 million, down from $14.9 million for the fourth quarter of 2021. The decrease in interest and other finance expenses was mainly due to the effect of interest rate caps that reduce net interest expense. As a consequence, and including the effect of refinancing and repayment of certain of our debt using the net proceeds of our 2027 Secured Notes, despite an increase in three month variable rates LIBOR/SOFR in fourth quarter of 2022 to 4.5% as compared to 0.16% in the prior year period, the underlying blended cost of our debt has decreased from approximately 4.82% for the fourth quarter 2021 to 4.53% for the fourth quarter of 2022.

Interest and other finance expenses for the year ended December 31, 2022 was $75.3 million, up from $69.2 million for the comparative period. The increase in interest and other finance expenses is mainly due to a prepayment fee and the associated non-cash write off of deferred financing charges of $14.1 million on the full repayment of the Hayfin Credit Facility, the non-cash write off of deferred financing charges of $0.3 million on the full repayment of the Hellenic Credit Facility, $0.6 million premium paid on the redemption in April of $28.5 million of the 2024 Notes, a $1.8 million premium paid on the full redemption of the 2024 Notes in July 2022, the associated non-cash write off of deferred financing charges of $2.1 million and acceleration of premium amortization of $1.3 million and a prepayment fee and the associated non-cash write off of deferred financing charges of $4.1 million on the full repayment of the Blue Ocean Junior Credit Facility compared to $5.8 million premium paid on the redemption in full of the 2022 Notes in January 2021 plus the acceleration of deferred financing charges of $3.7 million, and the acceleration of amortization of original issue discount associated with the redemption of the 2022 Notes of $1.1 million plus the prepayment fee of $1.6 million paid on the partial repayment of the Blue Ocean Junior Credit Facility, plus the prepayment fee of $1.4 million paid on the repayment and completion of the refinancing of the Odyssia Credit Facilities, plus a prepayment fee of $0.2 million on the repayment of Hayfin Facility.

Interest income for the fourth quarter of 2022 was $1.3 million, up from $0.01 million for the fourth quarter of 2021. Interest income for the year ended December 31, 2022 was $2.5 million, compared to $0.4 million for the comparative year.

Other income, Net

Other income, net was $0.6 million in the fourth quarter of 2022, compared to an income of $1.1 million in the fourth quarter of 2021. Other income, net was $1.8 million for the year ended December 31, 2022, compared to $2.8 million for the comparative year.

Taxation

Taxation for the fourth quarter of 2022 was nil, compared to a charge of $2,000 in the fourth quarter of 2021. Taxation for the year ended December 31, 2022 was a credit of $50,000, compared to a debit of $56,000 in the comparative period.

Fair value adjustment on derivatives

In December 2021, we entered into a USD 1 month LIBOR interest rate cap of 0.75% through fourth quarter of 2026 on $484.1 million of floating rate debt, which reduces over time and represented approximately half of the outstanding floating rate debt. In February 2022, we entered into two additional USD 1 month LIBOR interest rate caps of 0.75% through the fourth quarter of 2026 on the remaining balance of $507.9 million of floating rate debt. One of these interest rate caps was not designated as a cash flow hedge and therefore the negative fair value adjustment of $1.6 million for the fourth quarter of 2022 was recorded through the statement of income. The positive fair value adjustment for the year ended December 31, 2022 amounted to $9.7 million.

Earnings Allocated to Preferred Shares

The Series B Preferred Shares carry a coupon of 8.75%, the cost of which for the fourth quarter of 2022 was $2.4 million, the same as in fourth quarter 2021. The cost was $9.5 million in the year ended December 31, 2022, compared to $8.3 million for the comparative period. The increase was due to additional Series B Preferred Shares issued under our at-the-market program.

Net Income Available to Common Shareholders

Net income available to common shareholders for the three months ended December 31, 2022 was $72.6 million. Net income available to common shareholders for the three months ended December 31, 2021 was $66.1 million.

Earnings per share for the three months ended December 31, 2022 was $2.01, an increase of 9.2% from the earnings per share for the comparative period, which was $1.84.

For the year ended December 31, 2022, net income available to common shareholders was $283.4 million. For the year ended December 31, 2021, net income available to common shareholders was $163.2 million.

Earnings per share for the year ended December 31, 2022 was $7.74, an increase of 66.5% from the earnings per share for the comparative period, which was $4.65.

Normalized net income (a non-GAAP financial measure) for the three months ended December 31, 2022, was $77.3 million. Normalized net income for the three months ended December 31, 2021 was $66.1 million.

Normalized earnings per share (a non-GAAP financial measure) for the three months ended December 31, 2022 was $2.14, an increase of 16.3% from Normalized earnings per share for the comparative period, which was $1.84.

Normalized net income for the year ended December 31, 2022, was $298.2 million. Normalized net income for the year ended December 31, 2021 was $170.7 million.

Normalized earnings per share for the year ended December 31, 2022 was $8.15, an increase of 67.7% from Normalized earnings per share for the comparative period, which was $4.86.

Fleet

As at February 28, 2023, we had 65 containerships in our fleet.

Vessel Name	Capacity in TEUs	Lightweight (tons)	Year Built	Charterer		Earliest Charter Expiry Date		Latest Charter Expiry Date (2)		Daily Charter Rate $
CMA CGM Thalassa	11,040	38,577	2008	CMA CGM		4Q25		2Q26		47,200
ZIM Norfolk (ex UASC Al Khor) (1)	9,115	31,764	2015	ZIM	(3)	2Q27	(3)	3Q27	(3)	65,000	(3)
Anthea Y (1)	9,115	31,890	2015	COSCO		3Q23		4Q23		38,000
ZIM Xiamen (ex Maira XL)(1)	9,115	31,820	2015	ZIM	(3)	3Q27	(3)	4Q27	(3)	65,000	(3)
MSC Tianjin	8,603	34,325	2005	MSC		2Q24		3Q24		19,000
MSC Qingdao (4)	8,603	34,609	2004	MSC		2Q24		2Q25		23,000
GSL Ningbo	8,603	34,340	2004	MSC		3Q27		4Q27	(5)	22,500	(5)
GSL Eleni	7,847	29,261	2004	Maersk		3Q24		1Q25	(6)	16,500	(6)
GSL Kalliopi	7,847	29,105	2004	Maersk		3Q23		4Q24	(6)	18,900	(6)
GSL Grania	7,847	29,190	2004	Maersk		3Q23		1Q25	(6)	17,750	(6)
Mary (1)	6,927	23,424	2013	CMA CGM	(7)	4Q28		1Q31	(7)	25,910	(7)

Kristina (1)	6,927	23,421	2013	CMA CGM	(7)	3Q29	3Q31	(7)	25,910	(7)
Katherine (1)	6,927	23,403	2013	CMA CGM	(7)	1Q29	2Q31	(7)	25,910	(7)
Alexandra (1)	6,927	23,348	2013	CMA CGM	(7)	2Q29	3Q31	(7)	25,910	(7)
Alexis (1)	6,882	23,919	2015	CMA CGM	(7)	2Q29	3Q31	(7)	25,910	(7)
Olivia I (1)	6,882	23,864	2015	CMA CGM	(7)	2Q29	2Q31	(7)	25,910	(7)
GSL Christen	6,840	27,954	2002	Maersk		3Q23	1Q24		35,000
GSL Nicoletta	6,840	28,070	2002	Maersk		3Q24	1Q25		35,750
CMA CGM Berlioz	6,621	26,776	2001	CMA CGM		4Q25	2Q26		37,750
Agios Dimitrios (4)	6,572	24,931	2011	MSC		4Q23	3Q24		20,000
GSL Vinia	6,080	23,737	2004	Maersk		3Q24	1Q25		13,250
GSL Christel Elisabeth	6,080	23,745	2004	Maersk		2Q24	1Q25		13,250
GSL Dorothea	5,992	24,243	2001	Maersk		3Q24	3Q26		18,600	(8)
GSL Arcadia	6,008	24,858	2000	Maersk		2Q24	1Q26		18,600	(8)
GSL Violetta	6,008	24,873	2000	Maersk		4Q24	4Q25		18,600	(8)
GSL Maria	6,008	24,414	2001	Maersk		4Q24	1Q27		18,600	(8)
GSL MYNY	6,008	24,873	2000	Maersk		3Q24	1Q26		18,600	(8)
GSL Melita	6,008	24,848	2001	Maersk		3Q24	3Q26		18,600	(8)
GSL Tegea	5,992	24,308	2001	Maersk		3Q24	3Q26		18,600	(8)
Tasman	5,936	25,010	2000	Maersk		4Q23	1Q24		20,000	(9)
ZIM Europe	5,936	25,010	2000	ZIM		1Q24	2Q24		24,250
Ian H	5,936	25,128	2000	ZIM		2Q24	4Q24		32,500
GSL Tripoli	5,470	22,259	2009	Maersk		4Q24	4Q27		36,500	(10)
GSL Kithira	5,470	22,108	2009	Maersk		4Q24	1Q28		36,500	(10)
GSL Tinos	5,470	22,067	2010	Maersk		4Q24	4Q27		36,500	(10)
GSL Syros	5,470	22,098	2010	Maersk		4Q24	4Q27		36,500	(10)
Dolphin II	5,095	20,596	2007	OOCL		1Q25	3Q25		53,500
Orca I	5,095	20,633	2006	Maersk		2Q24	4Q25		21,000	(11)
CMA CGM Alcazar	5,089	20,087	2007	CMA CGM		3Q26	1Q27		35,500
GSL Château d’If	5,089	19,994	2007	CMA CGM		4Q26	1Q27		35,500
GSL Susan	4,363	17,309	2008	CMA CGM		3Q27	1Q28		Confidential	(12)
CMA CGM Jamaica	4,298	17,272	2006	CMA CGM		1Q28	2Q28		25,350	(12)
CMA CGM Sambhar	4,045	17,429	2006	CMA CGM		1Q28	2Q28		25,350	(12)
CMA CGM America	4,045	17,428	2006	CMA CGM		1Q28	2Q28		25,350	(12)
GSL Rossi	3,421	16,420	2012	ZIM		1Q26	3Q26		38,875
GSL Alice	3,421	16,543	2014	CMA CGM		1Q23	2Q23		21,500
GSL Eleftheria	3,404	16,642	2013	Maersk		3Q25	4Q25		37,975
GSL Melina	3,404	16,703	2013	Maersk		2Q23	3Q23		24,500
GSL Valerie	2,824	11,971	2005	ZIM		1Q25	3Q25		35,600	(13)
Matson Molokai	2,824	11,949	2007	Matson		2Q25	3Q25		36,500
GSL Lalo	2,824	11,950	2006	ONE	(14)	1Q24	2Q24		18,500	(14)
GSL Mercer	2,824	11,970	2007	ONE		4Q24	2Q25		35,750
Athena	2,762	13,538	2003	Hapag-Lloyd		2Q24	3Q24		21,500
GSL Elizabeth	2,741	11,507	2006	ONE		2Q23	3Q23		18,500	(15)
Beethoven tbr GSL Chloe	2,546	12,212	2012	ONE		4Q24	1Q25		33,000
GSL Maren	2,546	12,243	2014	Westwood (Swire	)	2Q24	3Q24		19,250	(16)
Maira	2,506	11,453	2000	Hapag-Lloyd		3Q23	4Q23		14,450	(17)
Nikolas	2,506	11,370	2000	CMA CGM		1Q23	2Q23		16,000
Newyorker	2,506	11,463	2001	CMA CGM		1Q24	3Q24		20,700
Manet	2,272	11,727	2001	OOCL		4Q24	2Q25		32,000
Keta	2,207	11,731	2003	CMA CGM		1Q25	1Q25		25,000
Julie	2,207	11,731	2002	Sea Consortium		1Q23	2Q23		20,000
Kumasi	2,207	11,791	2002	Wan Hai		1Q25	2Q25		38,000
Akiteta	2,207	11,731	2002	OOCL		4Q24	1Q25		32,000
GSL Amstel	1,118	5,167	2008	CMA CGM		3Q23	3Q23		11,900

(1)	Modern design, high reefer capacity, fuel-efficient vessel.
(2)

In many instances charterers have the option to extend a charter beyond the nominal latest expiry date by the amount of time that the vessel was off hire during the course of that charter. This additional charter time (“Offhire Extension”) is computed at the end of the initially contracted charter period. The Latest Charter Expiry Dates shown in this table have been adjusted to reflect offhire accrued up to the date of issuance of this release plus estimated offhire scheduled to occur during the remaining lifetimes of the respective charters. However, as actual offhire can only be calculated at the end of each charter, in some cases actual Offhire Extensions – if invoked by charterers – may exceed the Latest Charter Expiry Dates indicated.

(3)

ZIM Norfolk (ex UASC Al Khor) & ZIM Xiamen (ex Maira XL). On November 22, 2021 we announced the forward fixture of these two ships, upon the expiry of their then-existing charters in the second and third quarters of 2022, respectively, for approximately five years each at a charter rate of $65,000 per day.

(4)	MSC Qingdao & Agios Dimitrios are fitted with Exhaust Gas Cleaning Systems (“scrubbers”).
(5)

GSL Ningbo chartered to MSC at $22,500 per day to July 2023. Thereafter, the charter has been extended by 48 to 52 months, at a rate expected to generate annualized Adjusted EBITDA of approximately $16.1 million.

(6)

GSL Eleni (delivered 2Q 2019) is chartered for five years; GSL Kalliopi (delivered 4Q 2019) and GSL Grania (delivered 3Q 2019) are chartered for three years plus two successive periods of one year each, at the option of the charterer. For GSL Kalliopi and GSL Grania the first option periods were exercised in May 2022. During the option periods the charter rates for GSL Kalliopi and GSL Grania are $18,900 per day and $17,750 per day respectively, with these new rates to apply from 3Q 2022 for GSL Grania and 4Q 2022 for GSL Kalliopi.

(7)

Mary, Kristina, Katherine, Alexandra, Alexis, Olivia I were forward fixed to Hapag-Lloyd for five years, followed by two periods of 12 months each at the option of the charterer. The new charters are scheduled to commence as each of the existing charters expire, on a staggered basis, between approximately late 2023 and late 2024, following the expiration of existing charters. The charters are expected to generate average annualized Adjusted EBITDA of approximately $12.6 million per ship.

(8)

GSL Maria, GSL Violetta, GSL Arcadia, GSL MYNY, GSL Melita, GSL Tegea and GSL Dorothea. Contract cover for each ship is for a firm period of at least three years from the date each vessel was delivered, with charterers holding a one-year extension option on each charter (at a rate of $12,900 per day), followed by a second option (at a rate of $12,700 per day) with the period determined by – and terminating prior to – each vessel’s 25th year drydocking & special survey.

(9)	Tasman. 12-month extension at charterer’s option was declared in May 2022, at an increased rate of $20,000 per day. The new rate applied from 3Q 2022.
(10)

GSL Tripoli, GSL Kithira, GSL Tinos, and GSL Syros. Ultra-high reefer ships of 5,470 TEU each. Contract cover on each ship is for a firm period of three years at a rate of $36,500 per day, with a period of an additional three years (at $17,250 per day) at charterers’ option.

(11)	Orca I. Chartered at $21,000 per day through to the median expiry of the charter in 2Q2024; thereafter the charterer has the option to charter the vessel for a further 12-14 months at the same rate.
(12)

GSL Susan, CMA CGM Jamaica, CMA CGM Sambhar and CMA CGM America. In July 2022, these four vessels were each forward fixed for five years +/- 45 days at charter rates expected to generate annualized Adjusted EBITDA of approximately $10.9 million per vessel. The new charter for GSL Susan commenced in 4Q 2022, while the remaining charters are scheduled to commence towards the end of 1Q 2023.

(13)	GSL Valerie. Chartered to ZIM at an average rate of $35,600 per day-$40,000 for the first 12 months, $36,000 for the next 12 months and $32,000 for the remaining period.
(14)	GSL Lalo. Chartered to MSC at $17,500 per day for a period of 14 to 16 months, upon expiry of the preceding charter in 1Q 2023;
(15)	GSL Elizabeth. Charter extended to ONE at $18,750 per day for a period of four to seven months, commencing late 4Q 2022;
(16)

GSL Maren. Charter extended to Westwood (Swire) for a period of 11 to 14 months, commencing at the end of 1Q 2023 at a rate of $17,200 per day for the first 2 months and for the remaining period at a rate of $18,200.

(17)	Maira. Charter extended for four to 6.5 months, commencing at the end of 2Q 2023 at a rate of $17,750 per day.

Conference Call and Webcast

Global Ship Lease will hold a conference call to discuss the Company’s results for the fourth quarter and full year 2022 today, Wednesday March 1, 2023 at 10:30 a.m. Eastern Time. There are two ways to access the conference call:

(1) Dial-in: (800) 715-9871 or (646) 307-1963; Passcode: 9126711

Please dial in at least 10 minutes prior to 10:30 a.m. Eastern Time to ensure a prompt start to the call.

(2) Live Internet webcast and slide presentation: http://www.globalshiplease.com

The webcast will also be archived on the Company’s website: http://www.globalshiplease.com.

Annual Report on Form 20-F

The Company’s Annual Report for 2021 was filed with the Securities and Exchange Commission (the “Commission”) on March 24, 2022. A copy of the report can be found under the Investor Relations section (Annual Reports) of the Company’s website at http://www.globalshiplease.com or on the Commission’s website at www.sec.gov. Shareholders may request a hard copy of the audited financial statements free of charge by contacting the Company at info@globalshiplease.com or by writing to Global Ship Lease, Inc, care of Global Ship Lease Services Limited, 25 Wilton Road, London SW1V ILW.

About Global Ship Lease

Global Ship Lease is a leading independent owner of containerships with a diversified fleet of mid-sized and smaller containerships. Incorporated in the Marshall Islands, Global Ship Lease commenced operations in December 2007 with a business of owning and chartering out containerships under fixed-rate charters to top tier container liner companies. It was listed on the New York stock Exchange in August 2008.

As at February 28, 2023, Global Ship Lease owned 65 containerships, ranging from 1,118 to 11,040 TEU, with an aggregate capacity of 342,348 TEU. 32 ships are wide-beam Post-Panamax.

Adjusted to include all charters agreed, up to March 1, 2023, the average remaining term of the Company’s charters as at December 31, 2022, to the mid-point of redelivery, including options under the Company’s control and other than if a redelivery notice has been received, was 2.7 years on a TEU-weighted basis. Contracted revenue on the same basis was $2.09 billion. Contracted revenue was $2.50 billion, including options under charterers’ control and with latest redelivery date, representing a weighted average remaining term of 3.5 years.

Reconciliation of Non-U.S. GAAP Financial Measures

To supplement our financial information presented in accordance with U.S. GAAP, we use certain “non-GAAP financial measures” as such term is defined in Regulation G promulgated by the SEC. Generally, a non-GAAP financial measure is a numerical measure of a company’s operating performance, financial position or cash flows that excludes or includes amounts that are included in, or excluded from, the most directly comparable measure calculated and presented in accordance with U.S. GAAP. We believe that the presentation of these measures provides investors with greater transparency and supplemental data relating to our financial condition and results of operations, and therefore a more complete understanding of factors affecting our business than U.S. GAAP measures alone. In addition, we believe that the presentation of these matters is useful to investors for period-to-period comparison of results as the items may reflect certain unique and/or non-operating items such as impairment charges, contract termination costs or items outside of our control.

We believe that the presentation of the following non-U.S. GAAP financial measures is useful to investors because they are frequently used by securities analysts, investors and other interested parties in the evaluation of companies in our industry.

A. Adjusted EBITDA

Adjusted EBITDA represents net income available to common shareholders before interest income and expense, earnings allocated to preferred shares, income taxes, depreciation and amortization of drydocking net costs, gains or losses on the sale of vessels, amortization of intangible liabilities, charges for share based compensation, fair value adjustment on derivatives, the effect of the straight lining of time charter modifications, and impairment losses. Adjusted EBITDA is a non-U.S. GAAP quantitative measure used to assist in the assessment of our ability to generate cash from our operations. We believe that the presentation of Adjusted EBITDA is useful to investors because it is frequently used by securities analysts, investors and other interested parties in the evaluation of companies in our industry. Adjusted EBITDA is not defined in U.S. GAAP and should not be considered to be an alternative to net income or any other financial metric required by such accounting principles. Our use of Adjusted EBITDA may vary from the use of similarly titled measures by others in our industry.

Adjusted EBITDA is presented herein both on a historic basis and on a forward-looking basis in certain instances. We do not provide a reconciliation of such forward looking non-U.S. GAAP financial measure to the most directly comparable U.S. GAAP measure because such U.S. GAAP financial measure on a forward-looking basis is not available to us without unreasonable effort.

ADJUSTED EBITDA - UNAUDITED

(thousands of U.S. dollars)

		Three months ended December 31, 2022	Three months ended December 31, 2021	Year ended December 31, 2022	Year ended December 31, 2021
Net income available to Common Shareholders		72,621	66,095	283,389	163,232
Adjust:	Depreciation and amortization	20,656	19,245	81,303	61,563
	Amortization of intangible liabilities	(8,433)	(18,362)	(41,158)	(45,430)
	Impairment of vessel	3,033	—	3,033	—
	Gain on sale of vessel	—	—	—	(7,770)
	Fair value adjustment on derivative asset	1,623	—	(9,685)	—
	Interest income	(1,317)	(80)	(2,512)	(449)
	Interest expense	10,405	14,925	75,289	69,227
	Share based compensation	2,222	1,205	10,104	3,510
	Earnings allocated to preferred shares	2,384	2,384	9,536	8,263
	Income tax	—	(2)	(50)	56
	Effect from straight lining time charter modifications	(3,208)	(7,454)	(10,899)	(15,869)

Adjusted EBITDA		99,986	77,956	398,350	236,333

B. Normalized net income

Normalized net income represents net income available to common shareholders after adjusting for certain non-recurring items. Normalized net income is a non-U.S. GAAP quantitative measure which we believe will assist investors and analysts who often adjust reported net income for items that do not affect operating performance or operating cash generated. Normalized net income is not defined in U.S. GAAP and should not be considered to be an alternate to net income or any other financial metric required by such accounting principles. Our use of Normalized net income may vary from the use of similarly titled measures by others in our industry.

NORMALIZED NET INCOME - UNAUDITED

(thousands of U.S. dollars)

		Three months ended December 31, 2022	Three months ended December 31, 2021	Year ended December 31, 2022	Year ended December 31, 2021
Net income available to Common Shareholders		72,621	66,095	283,389	163,232
Adjust:	Fair value adjustment on derivative assets	1,623	—	(9,685)	—
	Gain on sale of vessel	—	—	—	(7,770)
	Impairment of vessel	3,033	—	3,033	—
	Prepayment fee on repayment of Blue Ocean Credit Facility	—	—	3,968	1,618
	Accelerated write off of deferred financing charges related to full repayment of Blue Ocean Credit Facility	—	—	83	—
	Prepayment fee on repayment of Odyssia Credit Facilities	—	—	—	1,438
	Premium paid on redemption of 2022 Notes	—	—	—	5,764
	Accelerated write off of deferred financing charges related to redemption of 2022 Notes	—	—	—	3,745
	Accelerated write off of original issue discount related to redemption of 2022 Notes	—	—	—	1,133
	Accelerated write off of deferred financing charges related to redemption of 2024 Notes	—	—	2,104	—
	Accelerated write off of premium related to redemption of 2024 Notes	—	—	(1,344)	—
	Premium paid on redemption of 2024 Notes	—	—	2,350	—
	Accelerated stock-based compensation expense due to vesting and new awards of fully vested incentive shares	—	—	—	1,346
	Accelerated write off of deferred financing charges related to full repayment of Hellenic Credit Facility	—	—	298	—
	Accelerated write off of deferred financing charges related to full repayment of Hayfin Credit Facility	—	—	2,822	—
	Prepayment fee on repayment of Hayfin Credit Facility	—	—	11,229	175

Normalized net income		77,277	66,095	298,247	170,681

C. Normalized Earnings per Share

Normalized Earnings per Share represents Earnings per Share after adjusting for certain non-recurring items. Normalized Earnings per Share is a non-U.S. GAAP quantitative measure which we believe will assist investors and analysts who often adjust reported Earnings per Share for items that do not affect operating performance or operating cash generated. Normalized Earnings per Share is not defined in U.S. GAAP and should not be considered to be an alternate to Earnings per Share as reported or any other financial metric required by such accounting principles. Our use of Normalized Earnings per Share may vary from the use of similarly titled measures by others in our industry.

NORMALIZED EARNINGS PER SHARE - UNAUDITED

	Three months ended December 31, 2022	Three months ended December 31, 2021	Year ended December 31, 2022	Year ended December 31, 2021
EPS as reported (USD)	2.01	1.84	7.74	4.65
Normalized net income adjustments-Class A common shares (in thousands USD)	4,656	—	14,858	7,449
Weighted average number of Class A Common shares	36,073,240	35,891,587	36,603,134	35,125,003
Adjustment on EPS (USD)	0.13	—	0.41	0.21
Normalized EPS (USD)	2.14	1.84	8.15	4.86

Safe Harbor Statement

This communication contains forward-looking statements. Forward-looking statements provide Global Ship Lease’s current expectations or forecasts of future events. Forward-looking statements include statements about Global Ship Lease’s expectations, beliefs, plans, objectives, intentions, assumptions and other statements that are not historical facts. Words or phrases such as “anticipate”, “believe”, “continue”, “estimate”, “expect”, “intend”, “may”, “ongoing”, “plan”, “potential”, “predict”, “should”, “project”, “will” or similar words or phrases, or the negatives of those words or phrases, may identify forward-looking statements, but the absence of these words does not necessarily mean that a statement is not forward-looking. These forward-looking statements are based on assumptions that may be incorrect, and Global Ship Lease cannot assure you that these projections included in these forward-looking statements will come to pass. Actual results could differ materially from those expressed or implied by the forward-looking statements as a result of various factors.

The risks and uncertainties include, but are not limited to:

•	future operating or financial results;

•	expectations regarding the strength of future growth of the container shipping industry, including the rates of annual demand and supply growth;

•	geo-political events such as the conflict in Ukraine;

•	the length and severity of the ongoing outbreak of the novel coronavirus (COVID-19) around the world and governmental responses thereto;

•	the financial condition of our charterers and their ability to pay charterhire in accordance with the charters;

•	the overall health and condition of the U.S. and global financial markets;

•

our financial condition and liquidity, including our ability to obtain additional financing to fund capital expenditures, vessel acquisitions and for other general corporate purposes and our ability to meet our financial covenants and repay our borrowings;

•	our expectations relating to dividend payments and expectations of our ability to make such payments including the availability of cash and the impact of constraints under our credit facilities;

•	future acquisitions, business strategy and expected capital spending;

•

operating expenses, availability of key employees, crew, number of off-hire days, drydocking and survey requirements, costs of regulatory compliance, insurance costs and general and administrative costs;

•	general market conditions and shipping industry trends, including charter rates and factors affecting supply and demand;

•	assumptions regarding interest rates and inflation;

•	changes in the rate of growth of global and various regional economies;

•	risks incidental to ship operation, including piracy, discharge of pollutants and ship accidents and damage including total or constructive total loss;

•	estimated future capital expenditures needed to preserve our capital base;

•	our expectations about the availability of vessels to purchase, the time that it may take to construct new vessels, or the useful lives of our vessels;

•	our continued ability to enter into or renew charters including the re-chartering of vessels on the expiry of existing charters, or to secure profitable employment for our vessels in the spot market;

•	our ability to realize expected benefits from our acquisition of secondhand vessels;

•	our ability to capitalize on our management’s and directors’ relationships and reputations in the containership industry to its advantage;

•	changes in governmental and classification societies’ rules and regulations or actions taken by regulatory authorities;

•	expectations about the availability of insurance on commercially reasonable terms;

•	changes in laws and regulations (including environmental rules and regulations); and

•	potential liability from future litigation.

Forward-looking statements are subject to known and unknown risks and uncertainties and are based on potentially inaccurate assumptions that could cause actual results to differ materially from those expected or implied by the forward-looking statements. Global Ship Lease’s actual results could differ materially from those anticipated in forward-looking statements for many reasons specifically as described in Global Ship Lease’s filings with the U.S. Securities and Exchange Commission (the “SEC”). Accordingly, you should not unduly rely on these forward-looking statements, which speak only as of the date of this communication.

Global Ship Lease undertakes no obligation to publicly revise any forward-looking statement to reflect circumstances or events after the date of this communication or to reflect the occurrence of unanticipated events. You should, however, review the factors and risks Global Ship Lease describes in the reports it will file from time to time with the SEC after the date of this communication.

Global Ship Lease, Inc.

Interim Unaudited Condensed Consolidated Balance Sheets

(Expressed in thousands of U.S. dollars except share data)

	December 31, 2022	December 31, 2021
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$120,130	$67,280
Time deposits	8,550	7,900
Restricted cash	28,363	24,894
Accounts receivable, net	3,684	3,220
Inventories	12,237	11,410
Prepaid expenses and other current assets	33,765	25,224
Derivative asset	29,645	533
Due from related parties	673	2,897

Total current assets	$237,047	$143,358

NON - CURRENT ASSETS
Vessels in operation	$1,623,307	$1,682,816
Advances for vessels’ acquisitions and other additions	4,881	6,139
Deferred charges, net	54,663	37,629
Other non - current assets	31,022	14,010
Derivative asset, net of current portion	33,858	6,694
Restricted cash, net of current portion	121,437	103,468

Total non - current assets	1,869,168	1,850,756

TOTAL ASSETS	$2,106,215	$1,994,114

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES
Accounts payable	$22,755	$13,159
Accrued liabilities	36,038	32,249
Current portion of long-term debt and deferred financing costs	189,832	190,316
Current portion of deferred revenue	12,569	8,496
Due to related parties	572	543

Total current liabilities	$261,766	$244,763

LONG-TERM LIABILITIES
Long - term debt, net of current portion and deferred financing costs	$744,557	$880,134
Intangible liabilities-charter agreements	14,218	55,376
Deferred revenue, net of current portion	119,183	101,288

Total non - current liabilities	877,958	1,036,798

Total liabilities	$1,139,724	$1,281,561

Commitments and Contingencies	—	—
SHAREHOLDERS’ EQUITY
Class A common shares - authorized 214,000,000 shares with a $0.01 par value 35,990,288 shares issued and outstanding (2021 – 36,464,109 shares)	$359	$365
Series B Preferred Shares - authorized 104,000 shares with a $0.01 par value 43,592 shares issued and outstanding (2021 – 43,592 shares)	—	—
Additional paid in capital	688,262	698,463
Retained earnings	246,390	13,498
Accumulated other comprehensive income	31,480	227

Total shareholders’ equity	966,491	712,553

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$2,106,215	$1,994,114

Global Ship Lease, Inc.

Interim Unaudited Condensed Consolidated Statements of Income

(Expressed in thousands of U.S. dollars)

	Three months ended December 31,		Twelve months ended December 31,
	2022	2021	2022	2021
OPERATING REVENUES
Time charter revenue (includes related party revenues of $nil and $39,686 for each of the three month periods ended December 31, 2022 and 2021, respectively, and $66,929 and $144,681 for each of the twelve month periods ended December 31, 2022 and 2021, respectively)	$156,589	$135,167	$604,487	$402,524
Amortization of intangible liabilities-charter agreements (includes related party amortization of intangible liabilities-charter agreements of $nil and $3,358 for the three month periods ended December 31, 2022 and 2021, respectively, and $5,385 and $6,882 for each of the twelve month periods ended December 31, 2022 and 2021, respectively)	8,433	18,362	41,158	45,430

Total Operating Revenues	165,022	153,529	645,645	447,954

OPERATING EXPENSES:
Vessel operating expenses (includes related party vessel operating expenses of $3,956 and $4,539 for each of the three month periods ended December 31, 2022 and 2021, respectively, and $16,642 and $15,294 for each of the twelve month periods ended December 31, 2022 and 2021, respectively)	45,561	43,612	167,444	130,304
Time charter and voyage expenses (includes related party time charter and voyage expenses of $1,643 and $1,218 for the three month periods ended December 31, 2022 and 2021, respectively, and $6,289 and $3,538 for each of the twelve month periods ended December 31, 2022 and 2021, respectively)	6,560	4,789	21,154	13,100
Depreciation and amortization	20,656	19,245	81,303	61,563
Impairment of vessel	3,033	—	3,033	—
General and administrative expenses	4,078	3,686	18,526	13,240
Gain on sale of vessel	—	—	—	(7,770)

Operating Income	85,134	82,197	354,185	237,517

NON-OPERATING INCOME/(EXPENSES)
Interest income	1,317	80	2,512	449
Interest and other finance expenses	(10,405)	(14,925)	(75,289)	(69,227)
Other income, net	582	1,125	1,782	2,812
Fair value adjustment on derivative asset	(1,623)	—	9,685	—

Total non-operating expenses	(10,129)	(13,720)	(61,310)	(65,966)

Income before income taxes	75,005	68,477	292,875	171,551

Income taxes	—	2	50	(56)

Net Income	75,005	68,479	292,925	171,495

Earnings allocated to Series B Preferred Shares	(2,384)	(2,384)	(9,536)	(8,263)

Net Income available to Common Shareholders	$72,621	$66,095	$283,389	$163,232

Global Ship Lease, Inc.

Interim Unaudited Condensed Consolidated Statements of Cash Flows

(Expressed in thousands of U.S. dollars)

	Three months ended December 31,		Twelve months ended December 31,
	2022	2021	2022	2021
Cash flows from operating activities:
Net income	$75,005	$68,479	$292,925	$171,495
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	$20,656	$19,245	$81,303	$61,563
Impairment of vessel	3,033	—	3,033	—
Gain on sale of vessel	—	—	—	(7,770)
Amounts reclassified from OCI	(1,091)	—	(1,091)	—
Amortization of derivative assets’ premium	624	—	1,123	—
Amortization of deferred financing costs	1,482	1,469	11,233	8,279
Amortization of original issue premium of notes/premium on repurchase of notes	—	(119)	762	8,615
Amortization of intangible liabilities-charter agreements	(8,433)	(18,362)	(41,158)	(45,430)
Fair value adjustment on derivative asset	1,623	—	(9,685)	—
Prepayment fees on debt repayment	—	—	15,197	3,230
Share based compensation	2,222	1,205	10,104	3,510
Changes in operating assets and liabilities:
Increase in accounts receivable and other assets	$(12,012)	$(10,656)	$(26,017)	$(33,211)
Increase in inventories	(682)	(2,149)	(827)	(5,094)
Increase in derivative asset	—	(7,000)	(15,370)	(7,000)
Increase in accounts payable and other liabilities	8,247	7,111	6,187	5,939
(Increase)/decrease in related parties’ balances, net	(294)	(1,444)	2,253	(1,107)
Increase in deferred revenue	2,929	102,602	21,968	104,160
Unrealized foreign exchange (gain)/loss	(1)	(5)	1	—

Net cash provided by operating activities	$93,308	$160,376	$351,941	$267,179

Cash flows from investing activities:
Acquisition of vessels and intangibles	$—	$(36,000)	$—	$(463,750)
Cash paid for vessel expenditures	(1,031)	(1,853)	(5,460)	(4,611)
Advances for vessel acquisitions and other additions	(937)	1,043	(3,772)	(3,276)
Cash paid for drydockings	(4,741)	(11,660)	(24,457)	(19,226)
Net proceeds from sale of vessels	—	—	—	16,514
Time deposits withdrawal/(acquired)	8,850	(7,900)	(650)	(7,900)

Net cash provided by/(used in) investing activities	$2,141	$(56,370)	$(34,339)	$(482,249)

Cash flows from financing activities:
Proceeds from issuance of 2024 Notes	$—	$—	$—	$22,701
Repurchase of 2022 Notes, including premium	—	—	—	(239,183)
Repurchase of 2024 Notes, including premium	—	—	(119,871)
Proceeds from drawdown of credit facilities and sale and leaseback	—	30,000	60,000	744,506
Proceeds from 2027 Secured Notes	—	—	350,000
Repayment of credit facilities and sale and leaseback	(49,976)	(37,835)	(167,056)	(115,502)
Repayment of refinanced debt, including prepayment fees	—	—	(276,671)	(152,862)
Deferred financing costs paid	—	(1,885)	(9,655)	(13,790)
Net proceeds from offering of Class A common shares, net of offering costs	—	—	—	67,549
Cancellation of Class A common shares	(5,101)	—	(20,011)	(10,000)
Proceeds from offering of Series B preferred shares, net of offering costs	(17)	(20)	(17)	51,234
Class A common shares-dividend paid	(13,548)	(9,235)	(50,497)	(27,940)
Series B preferred shares-dividend paid	(2,384)	(2,384)	(9,536)	(8,263)

Net cash (used in)/provided by financing activities	$(71,026)	$(21,359)	$(243,314)	$318,450

Net increase in cash and cash equivalents and restricted cash	24,423	82,647	74,288	103,380
Cash and cash equivalents and restricted cash at beginning of the period	245,507	112,995	195,642	92,262

Cash and cash equivalents and restricted cash at end of the period	$269,930	$195,642	$269,930	$195,642

Supplementary Cash Flow Information:
Cash paid for interest	17,019	13,238	51,490	49,528
Cash received from interest rate caps	5,998	—	9,245	—
Non-cash investing activities:
Unpaid capitalized expenses	9,022	—	9,022	—
Unpaid drydocking expenses	11,447	5,799	11,447	5,799
Unpaid vessel expenditures	—	6,257	—	6,257
Acquisition of vessels and intangibles	—	4,209	—	96,344
Unpaid advances for vessels’ acquisitions and other additions	—	1,499	—	1,499
Non-cash financing activities:
Unpaid offering costs	283	—	283	—
Issuance of 2024 Notes for the acquisition of vessels	—	—	—	35,000
Premium on the 2024 Notes issued for the acquisition of vessels	—	—	—	1,680
Unrealized (loss)/gain on derivative assets	(4,042)	227	31,221	227